Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Beneficial Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-201749, 333-201750, and 333-222067), on Form S-8 of Beneficial Bancorp, Inc. of our reports dated February 26, 2019, with respect to the consolidated statements of financial condition of Beneficial Bancorp, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes  (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Beneficial Bancorp, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2019